Exhibit 99.1
SATÉLITES MEXICANOS, S.A. DE C.V. ANNOUNCEMENT:
SATMEX REPORTS XIPS FAILURE ON SATMEX 5
Mexico, D.F. January 28, 2010 — Satélites Mexicanos announced that on January 27, 2010, the primary xenon ion propulsion system (“XIPS”) on its satellite Satmex 5, which is in geostationary orbit at 116.8° W.L., experienced an unexpected shutdown. The XIPS is an electric propulsion system that maintains the satellite’s in-orbit position. The Company is working with the manufacturer of the satellite to identify the cause of the primary XIPS failure, but does not expect to be able to restart the system. The secondary XIPS on Satmex 5 had previously failed and is no longer available. The satellite is operating on its backup bi-propellant propulsion system. The Company currently estimates that as of today, this back- up system will provide up to approximately 2.7 years of remaining life, as compared with approximately 3.97 years to complete its design life.
The primary XIPS failure is not expected to impact service to any of the Company’s Satmex 5 customers over the remaining life of the satellite. The Company is working on plans to obtain financing for the construction and launch of a new or replacement satellite, and to transition customers to the new or replacement satellite seamlessly. It is also continuing to review its strategic alternatives and restructuring options, and it remains engaged in communications with its major equity and creditor constituents. As is typical in the industry, because XIPS on other satellites have also experienced anomalies, Satmex 5 is not insured for a loss due to a XIPS failure.
About Satmex
Satmex is the leading satellite service provider in Latin America. Our fleet offers hemispheric and regional coverage throughout the Americas. We own and operate three satellites for full-time and occasional services in both C and Ku-Bands:
•	Solidaridad 2
•	Satmex 5
•	Satmex 6
Thousands of users in the American continent, regardless of region or culture, benefit from our services in applications such as broadband, voice and data transmission, and video broadcasting, among others.
With over 30 years of experience and landing rights in 46 countries and territories, we offer creative business technology solutions to improve the profitability of out customers. Our priority is empowering our customers’ business by providing a service of excellence for every need, all the time, anywhere in the Americas.

Contact information: Luis Fernando Stein Velasco +52 55 2629 5808.
Safe Harbor and Forward-Looking Statements
This press release contains forward-looking statements. All forward-looking statements in this news release reflect Satmex’s current analysis of existing facts and information and represent Satmex’s judgment only as of the date of this news release. Actual events or results might differ materially from these statements due to risks and uncertainties. Satmex cannot be certain of Satmex 5’s remaining life, the impact of the event described above on Satmex’s customers, financial condition and results of operations or the outcome of Satmex’s efforts to obtain a new or replacement satellite, and its evaluation of strategic and restructuring alternatives. Satmex expressly disclaims any intent or obligation to update these forward-looking statements, except as required by law. For a discussion of certain of the risks, uncertainties and other factors affecting the statements contained in this news release, see the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and subsequent Periodic Reports on Form 6-K.

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